Jonathan R. Zimmerman
JZimmerman@faegre.com
(612) 766-8419
July 30, 2008

Securities and Exchange Commission	VIA EDGAR AND FACSIMILE
Mail Stop 4561	Fax: (202) 772-9208
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:	John Nolan, Accounting Branch Chief Christian Windsor, Special Counsel Matt McNair, Staff Attorney John Spitz, Staff Accountant

Re: HMN Financial, Inc. Form 10-K for the fiscal year ended December 31, 2007, filed March 4, 2008 File No. 000-24100
Gentlemen,
     On behalf of HMN Financial, Inc., a Delaware corporation (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Windsor’s letter dated June 26, 2008 to Michael McNeil, President and Chief Executive Officer of the Company, on the Form 10-K referenced above (the “Form 10-K”).
     The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.
Management’s Discussion and Analysis

Non-Performing Loans, page 16
1. We note that non-performing loans were almost $24 million at March 31, 2008, $19.6 million at December 31, 2007, and $8.3 million at December 31, 2006. We further note that the related allowance for loan losses were $13.9 million, $12.4 million and $9.9 million. This yielded an allowance for loan losses as a percentage of non-performing loans of 58%, 63% and 119%, respectively. You also state that the 2007 increase in total non-performing loans were due to two residential development loan relationships totaling $8.9 million that became non-performing due to decreased demand for residential lots. In order for us to more fully understand management’s actions in this regard, please provide us the following:
a. total non-performing loans and the total allowance for loan losses as of June 30, 2008 giving special attention to any residential development loan relationships referred to above or in addition to those;
The Company’s loan portfolio is reviewed at least quarterly by management of the Company and any loan whose collectability is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the
2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901
TELEPHONE 612-766-7000 | FACSIMILE 612-766-1600 | WWW.FAEGRE.COM

United States Securities and Exchange Commission
July 30, 2008

judgment of management, the loan is well collateralized and in the process of collection. The Company has established separate components of its overall methodology to determine the adequacy of the allowance for loan losses for its homogeneous single-family and consumer loan portfolios and its non-homogenous commercial real estate and commercial business loans. The determination of the allowance for loan losses for the non-homogeneous commercial portfolio involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated using a combination of the Company’s own loss experience and external industry data and are generally assigned to all loans that are on performing status. For each non-performing loan, the Company performs an individual analysis of impairment (in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan) that is based on the expected cash flows or the value of the assets collateralizing the loan and establishes any necessary specific reserves.
The following table summarizes the amounts and categories of non-performing loans for the periods indicated.

	June 30,	March 31,	December 31,
(Dollars in thousands)	2008	2008	2007
Non-Accruing Loans:
One-to-four family real estate	$1,046	$802	$1,196
Commercial real estate	39,221	17,983	15,641
Consumer	1,439	1,380	1,094
Commercial business	2,500	3,830	1,723

Total non-performing loans	$44,206	$23,995	$19,654

There were $24.8 million of residential development loans classified as non-performing at June 30, 2008. The $8.9 million of residential development loans noted in the December 31, 2007 Form 10-K were still non-performing at June 30, 2008 and are included in the $24.8 million total.
A rollforward of the Company’s allowance for loan losses for the six month periods ended June 30, 2008 and June 30, 2007 is summarized as follows:

(in thousands)	2008	2007
Balance at January 1,	$12,438	$9,873
Provision	2,690	1,483
Charge offs:
Commercial	(24)	(17)
Commercial real estate	(75)	(70)
Mortgage	(60)	0
Consumer	(69)	(632)
Recoveries	24	88

Balance at June 30,	$14,924	$10,725

United States Securities and Exchange Commission
July 30, 2008

b. significant changes noted in the second quarter of 2008 that significantly impacted the level of non-performing loans and the allowance for loan losses;
Non-performing loans increased $20.2 million in the second quarter of 2008. The increase in non-performing loans during the quarter relates primarily to three residential development loans totaling $13.7 million and one loan secured by a hotel property for $5.0 million that were classified due to the delinquency status of the loan or the deterioration of the underlying financial condition of the obligor/guarantor. The largest of these loans is a $9.1 million loan secured by a residential development located in the Minneapolis/St. Paul metro market. The net increase in the allowance for loan losses related to these four loans classified as non-performing in the second quarter of 2008 was $550,000.
c. the allowance for loan loss amounts you have specifically reserved for any residential development loans for the 2008 interim periods and last two fiscal years;
Specific reserves established for all residential development loans for the following periods were as follows:

	Reserves established
Period	during period	End of period reserves
2006	$0	$0
2007	$2.1 million	$2.1 million
1Q - 2008	$650,000	$2.7 million
2Q - 2008	$576,000	$3.3 million
d. the specific collateral backing these loans, the date(s) of your most recent appraisals(s) and how these collateral values impacted your determination of when to place these loans on non-accrual status and the specific allowance for loan losses set aside for these; and
See Attachment I, which is a detailed schedule of non-performing residential development loans as of June 30, 2008.
These loans were classified as non-performing due primarily to payment delinquency that was caused by reduced cash flows as a result of a slowdown in lot sales. The collateral values were used primarily to establish specific reserves required on the loans once they became non-performing.
e. events and circumstances (or trigger events) which impacted your decision(s) as to when to place these in non-accrual.
See Attachment I, which is a detailed schedule of non-performing residential development loans as of June 30, 2008.
These loans were classified as non-performing due primarily to payment delinquency. In accordance with Company policy, loans are placed on non-accrual status when either principal or interest is 90 days or more past due or when collectability of principal and interest is in doubt.
Elements of Compensation, page 18 of DEF 14A
2. This section discloses that the CEO received a payment of $120,000 under the company’s non-equity incentive plan based on “financial performance and achievement of strategic objectives.” In the future, please disclose specifically what objectives were achieved that entitled the CEO to his amount. If you believe the disclosure of targets in the future is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for the registrant to achieve the undisclosed target levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

United States Securities and Exchange Commission
July 30, 2008

In the future, the Company will either include the objectives in its elements of compensation discussion or provide the information required under Instruction 4 of Item 402(b) of Regulation S-K.
We wish to thank the Staff for promptly completing its review of the Form 10-K.
     If the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8419 or David Miller at (612) 766-7327. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman
Attachment & Enclosure
cc:	Jon J. Eberle, Chief Financial Officer, HMN Financial, Inc. David B. Miller, Faegre & Benson LLP

United States Securities and Exchange Commission
July 30, 2008

Attachment I
HMN FINANCIAL, INC.

Non-performing Residential Development Loans (June 30, 2008)

		Non-Accrual	6/30/08	3/31/08	12/31/07	12/31/06	6/30/08	3/31/08	12/31/07	12/31/06
		Trigger	Quarter	Quarter	Year-End	Year-End	Specific	Specific	Specific	Specific
Collateral	Appraisal Date	Event[1]	Non-Accrual	Non-Accrual	Non-Accrual	Non-Accrual	Reserve	Reserve	Reserve	Reserve
Bare ground/Lots — Rochester Area[2]	Aug-06	Cash flow	1,831,932	2,231,932	2,231,932	0	274,809	334,809	334,809	0
Platted Land — Mpls/St. Paul Metro	Jan-08	Slow market	6,692,010	6,692,010	6,692,010	0	1,686,700	1,350,000	700,000	0
Bare ground/Lots — Rochester Area[2]	Aug-05	Cash flow	1,301,601	1,301,601	1,301,601	0	195,240	195,240	195,240	0
Bare ground — Iowa	Dec-07	Cash flow	1,270,612	1,270,612	1,270,612	0	150,000	150,000	150,000	0
Golf Course/Lots — Arizona	Feb-08/Dec-07	Related debt	3,881,250	0	0	0	0	0	0	0
Lots — Rochester Area	Jun-08	Slow market	707,164	0	0	0	106,075	0	0	0
Lots — Mpls/St. Paul Metro[3]	Apr-06	Cash flow	9,100,000	0	0	0	901,063	707,000	707,000	0

			24,784,569	11,496,155	11,496,155	0	3,313,887	2,737,049	2,087,049	0

(1)	Loans were classified as non-performing due primarily to payment delinquency that was caused by reduced cash flows as a result of a slowdown in lot sales. Cash flow means the non-accrual status was triggered by failure of the collateral to generate expected cash flow. Slow market means the non-accrual status was triggered by our assessment that market conditions for the sale of this property were hampered by poor market conditions. Related debt means the non-accrual status was triggered by defaults on related indebtedness issued to the same borrower.

(2)	Relationships made up of various loans on separate pieces of property. Due to the fact that land parcels were sold in 2007 at adequate sale prices to repay the outstanding loans on the sold parcels, updated appraisals have not been ordered.

(3)	New appraisal has been ordered. Prior to June 30, 2008, this loan was generally current, but due to concerns about the financial condition of the obligor/guarantor, the loan was listed as a potential problem loan at December 31, 2007 and specific reserves were established. As of June 30, 2008, the loan was 90 days delinquent and classified as non-performing.

United States Securities and Exchange Commission
July 30, 2008
Enclosure
STATEMENT OF HMN FINANCIAL, INC.
HMN Financial, Inc., a Delaware corporation (the “Company”), here acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HMN FINANCIAL, INC. a Delaware corporation
Jon J. Eberle
Jon J. Eberle
Chief Financial Officer